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                           OFFER TO PURCHASE FOR CASH
                            BIGHORN ASSOCIATES II LLC
                     IS OFFERING TO PURCHASE UP TO 1,900,000
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      IN RESOURCES PENSION SHARES 5, L.P.,
                         A DELAWARE LIMITED PARTNERSHIP,
                           FOR $2.80 PER UNIT IN CASH

We will purchase up to 1,900,000 (approximately 33.39%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person.

You will not pay any fees or commissions if you tender your units.

Our offer is not subject to any minimum number of units being tendered.

We are an affiliate of your general partners and are making this offer with a view towards making a profit.

Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units.

Our offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on June 22, 2001, unless we extend the deadline.

         SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

         o We are making our offer to make a return on our investment. Accordingly, in establishing our purchase price we were motivated to set the lowest price for your units that might be acceptable to you consistent with our objectives. Such objectives and motivations may conflict with your interest in receiving the highest price for your units.

         o Our purchase price of $2.80 is not based on any third party appraisal or valuation. In addition, our purchase price was determined without any arms length negotiation between us and your partnership. No independent person has given an opinion on the fairness of our offer, and no representation is made by us or the general partner of your partnership on the fairness of our offer.

         o If you tender your units you will be giving up future potential benefits from owning the units, including participating in any distributions associated with an anticipated $3,806,612 repayment at the end of May 2001 of the mortgage receivable relating to the Lionmark loan.

         o You may receive more value by retaining your units rather than by tendering your units to us.

         o We are an affiliate of the general partners of your partnership. Accordingly, there are certain conflicts of interest for the general partners of your partnership.

         o We and our affiliates currently own approximately 26.10% of the outstanding units. The more units we acquire, the more we are able to influence limited partners' voting decisions of your partnership.

         To accept our offer, please execute the enclosed letter of transmittal and return it to American Stock Transfer, which is acting as Information Agent and Depositary for our offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see "Procedures for Tendering Units"). QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL SHOULD BE DIRECTED TO US AT (888) 448-5554.

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                                TABLE OF CONTENTS

                                                                            Page

INTRODUCTION..................................................................1

RISK FACTORS..................................................................1

   Offer Price May Not Represent Fair Market Value............................1
   Our Estimate of Liquidation Value May Not Properly Reflect Current
   Market Value...............................................................1
   Loss of Future Benefits from Your Ownership of Units.......................2
   Possible Increase in Control of Your Partnership by Us.....................2
   Alternatives to Selling Us Your Units......................................2
   Conflicts of Interest......................................................2
   Sale of Your Units Will Be a Taxable Transaction...........................2
   Holding Units May Result in Greater Future Value...........................2
   Continuation of the Partnership............................................2

THE OFFER.....................................................................3

   Section 1.   Terms of the Offer............................................3
   Section 2.   Proration; Acceptance for Payment and Payment for Units.......3
   Section 3.   Procedures for Tendering Units................................3
   Section 4.   Withdrawal Rights.............................................5
   Section 5.   Extension of Tender Period; Termination; Amendment............5
   Section 6.   Certain Federal Income Tax Consequences.......................6
   Section 7.   Effects of the Offer..........................................7
   Section 8.   Future Plans..................................................8
   Section 9.   Certain Information Concerning Your Partnership...............8
   Section 10.  Conflicts of Interest and Transactions with Affiliates.......11
   Section 11.  Certain Information Concerning Us............................12
   Section 12.  Source of Funds..............................................12
   Section 13.  Background of the Offer......................................12
   Section 14.  Conditions of the Offer......................................13
   Section 15.  Certain Legal Matters........................................14
   Section 16.  Fees and Expenses............................................15
   Section 17.  Miscellaneous................................................15

   Schedule 1 Information With Respect to the Executive Officers and Directors of NorthStar Capital Investment Corp.

                                      (i)
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                                  INTRODUCTION

         We are offering to purchase up to 1,900,000 units, representing approximately 33.39% of the 5,690,843 outstanding units of limited partnership interest in your partnership, for the purchase price of $2.80 per unit, net to the seller in cash, without interest, less any distributions paid after the date hereof and prior to the expiration date. We are affiliated with your general partners and our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

         Our offer will expire at 12:00 midnight, New York City time, on June 22, 2001, unless we have extended the period of time during which the offer is open. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions and mail or facsimile the letter of transmittal and any other required documents to the Depositary. See "THE OFFER" Section 3, Procedures for Tendering Units. You may withdraw your tender of units to us at any time prior to the expiration date of our offer.

         We, together with our affiliates currently beneficially own 1,482,988 units representing approximately 26.10% of the outstanding units. None of the units owned by our affiliates will be tendered in the offer.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                                  RISK FACTORS

         Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

         There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price may not reflect the price that you could receive in the open market for your units which could be higher than our offer price. According to Partnership Spectrum, an independent industry publication, between January 1, 2000 and December 31, 2000, there were 99 reported trades in the secondary market (for a total of 89,986.9 units) which were made at prices ranging from a high of $2.78 per unit to a low of $1.50 per unit, with a weighted average price of $2.41 per unit and without taking into account commissions and other transactional costs. In addition, we recently acquired 225 units at a price of $2.70 per unit.

OUR ESTIMATE OF LIQUIDATION VALUE MAY NOT PROPERLY REFLECT CURRENT MARKET VALUE

         We have estimated that the liquidation value of your partnership as of December 31, 2000 is approximately $3.64 per unit. Our estimate may not reflect the current market value of your partnership's assets.

LOSS OF FUTURE BENEFITS FROM YOUR OWNERSHIP OF UNITS

         If you tender your units in response to our offer you will transfer to us all right, title and interest in and to all of the units we accept, including the right to participate in any future potential benefits represented by the ownership of the units. Accordingly, you will not receive any future potential benefits from units you sell to us, such as future distributions by your partnership and the potential for appreciation in the value of the units you sell to us including any distributions associated with the anticipated repayment of your partnership's mortgage receivable relating to the Lionmark loan which is expected to be prepaid at the end of May 2001.

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POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US

         We, together with our affiliates, currently beneficially own approximately 26.10% of the outstanding units. The more units we acquire, the more we are able to influence limited partner voting decisions of your partnership, including decisions on the removal of your general partners, amendment of the partnership agreement, the sale of substantially all of your partnership's assets and the liquidation of your partnership. If we acquire an additional 23.9% of the units, we will be able to control most voting decisions of your partnership.

ALTERNATIVES TO SELLING US YOUR UNITS

         Your general partners originally anticipated making mortgage loan investments with terms of ten to fifteen years and liquidating your partnership by December 31, 2010. Currently, your partnership holds three mortgage loans, one of which is expected to be prepaid at the end of May 2001, one of which becomes due in October 2001 and the other of which is due in 2005 but is callable from June 2001 to June 2002. Your partnership also owns two properties, one of which is being marketed for sale. Instead of selling us your units you and other limited partners in your partnership could propose alternative actions such as liquidating your partnership.

CONFLICTS OF INTEREST

         Since our affiliates receive fees for managing and administering your partnership and its assets, a conflict of interest exists for your general partners between continuing the partnership and receiving such fees, and liquidating the partnership.

SALE OF YOUR UNITS WILL BE A TAXABLE TRANSACTION

         If you are a taxable unitholder, a sale of units to us will be a taxable transaction. We estimate that unitholders who purchased their units in your partnership's original offering will realize a tax loss on a sale of units in our offer. Your after-tax benefit (or cost) from a sale will be based on a number of factors including your tax basis in the units sold, whether you sell all of your units and whether (assuming you sell at a loss) you have capital gains against which to offset your capital loss. We recommend that you consult with your tax advisor prior to tendering your units to determine your particular tax situation.

HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE

         You might receive more value if you retain your units until your partnership is liquidated.

CONTINUATION OF THE PARTNERSHIP

         Your partnership will continue to be operated as it has in the past. Accordingly, there may be no way to liquidate your investment in the partnership in the future until the assets are sold and the partnership is liquidated.

                                    THE OFFER

         SECTION 1. TERMS OF THE OFFER. Upon the terms of the offer, we will accept and thereby purchase up to 1,900,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on June 22, 2001, unless we have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by us, expires. See Section 5 of this offer to purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate our offer.

         Our offer is subject to satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF UNITS BEING TENDERED. See Section 14, which sets forth in full the conditions of the offer. We reserve the right, in our sole discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of such conditions have not been satisfied or waived, we may (i) decline to purchase any of the units

                                       2
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tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, cause the Depositary to retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer.

         SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 1,900,000 or less, we will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 1,900,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, we will accept for payment an aggregate of 1,900,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units.

         We will pay for up to the maximum number of units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the expiration date. In all cases, the payments for units purchased in our offer will be made only after timely receipt by our Depositary of a properly completed and duly executed letter of transmittal or a facsimile thereof, and any other documents required by the terms hereof or by the letter of transmittal. (See "Section 3. Procedures for Tendering Units".)

         For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, validly tendered units under the offer when, as and if we give verbal or written notice to our Depositary of our acceptance of those units for payment pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for units tendered and accepted for payment pursuant to the offer will in all cases be made through our Depositary, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and by transmitting cash payments to tendering limited partners. Under no circumstances will interest be paid on the offer price by reason of any delay in making such payment.

         If any tendered units are not purchased for any reason, the letter of transmittal with respect to such units will be destroyed by us. If, for any reason, acceptance for payment of, or payment for, any units tendered in our offer is delayed or we are unable to accept for payment, purchase or pay for units tendered in our offer, then, without prejudice to our rights under Section 14 of this offer to purchase, we may cause our Depositary to retain tendered units and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in
Section 4 of this offer to purchase; subject, however, to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay limited partners the offer price for units tendered or return those units promptly after termination or withdrawal of the offer.

         SECTION 3.  PROCEDURES FOR TENDERING UNITS.

         VALID TENDER. To validly tender units, a properly completed and duly executed letter of transmittal or a facsimile thereof and any other documents required by the terms hereof or by the letter of transmittal must be received by our Depositary on or prior to the expiration date. In order to comply with certain restrictions on transfer in the partnership agreement, a tender which would result in the tendering limited partner owning less than 100 units will not be effective.

         SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of a unit, then no notarization or signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of eligible institutions such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, no notarization or signature guarantee is required on the letter of transmittal. HOWEVER, IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST EITHER BE NOTARIZED OR GUARANTEED BY AN ELIGIBLE INSTITUTION.

         IN ORDER FOR YOU TO TAKE PART IN THE OFFER, YOUR UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE.

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         The method of delivery of the letter of transmittal and all other required documents is at your option and risk of delivery will be deemed made only when actually received by our Depositary.

         BACKUP FEDERAL INCOME TAX WITHHOLDING. If you tender your units and you are not a corporation or foreign individual, you may be subject to 31% backup federal income tax withholding unless you provide us with your correct taxpayer identification number ("TIN"). To avoid this backup withholding, you should complete and sign the Substitute Form W-9 included in the letter of transmittal. If you tender your units and do not complete the Substitute Form W-9, we will be required to withhold 31% (and if you fail to provide your TIN, an additional $50 or such other amount as may be imposed by law) from the purchase price payment made to you. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Tax Matters."

         OTHER REQUIREMENTS. By executing the letter of transmittal, you are irrevocably appointing us and our designees, in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment and purchased by us. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given, and if given will not be effective. We and our designees will, as to those units, be empowered to exercise all of your voting and other rights as a limited partner as we in our sole discretion may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment for the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled. In addition, by executing the letter of transmittal, you also assign to us all of your rights to receive distributions from the partnership with respect to units which we have accepted for payment and purchased pursuant to the offer. (See "Section 6. Certain Federal Income Tax Matters".)

         DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of units in our offer will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of, or payment for, that unit may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner, and our interpretation of the terms and conditions of the offer, including the letter of transmittal and the instructions thereto, will be final and binding. Neither us, our Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

         BINDING AGREEMENT. A tender of a unit under any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer and the related letter of transmittal.

         SECTION 4. WITHDRAWAL RIGHTS. You may withdraw tendered units at any time prior to the expiration date and after the 60th day following the date of this offer to purchase, if the units have not been previously accepted for payment.

         For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by our Depositary at the address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

         If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, we may cause our Depositary to retain tendered units and such units may not be withdrawn except to the extent that a tendering limited partner is entitled to withdrawal rights as set forth in this
Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

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         Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered by following any of the procedures described in Section 3 at any time prior to the expiration date.

         SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. We expressly reserve the right, in our sole discretion, at any time and from time to time (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) upon the occurrence of any of the conditions specified in Section 14 of this offer to purchase, to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for and (iii) to amend our offer in any respect, including, without limitation, by increasing the consideration offered, increasing or decreasing the number of units being sought, or both. Notice of an amendment will promptly be disseminated to you in a manner reasonably designed to inform you of the change in compliance with Rule 14d-4(c) under the Exchange Act. An extension of the offer will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

         If we extend the offer, or if we delay payment for a unit, whether before or after its acceptance for payment, or are unable to pay for units pursuant to our offer for any reason, then, without prejudice to our rights under the offer, we may cause our Depositary to retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

         If we make a material change in the information concerning the offer or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following any material change in the information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to securityholders and for investor response. As used in this offer to purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

         SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS. The following summary is a general discussion of certain federal income tax considerations that should be relevant to you in connection with a sale of units in our offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of our offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to you in light of your specific circumstances or to certain types of investors subject to special tax rules (for example, dealers in securities, banks, insurance companies and, except as discussed below, foreign and tax-exempt investors), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of units pursuant to our offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. Your resulting tax consequences will depend, in part, on your personal tax situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES, INCLUDING STATE AND LOCAL TAX CONSEQUENCES, TO YOU OF SELLING UNITS IN OUR OFFER.

         If you are a tax-exempt investor, you generally should not realize unrelated business taxable income upon a sale of your units in our offer assuming you do not hold your units subject to acquisition indebtedness. However, if you are a tax-exempt investor described in section 501(c)(7),
(c)(9), (c)(17) or (c)(20) of the Code, you should consult your tax advisor concerning the application of "set aside" and reserve requirements to a sale of your units.

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         If you are a taxable unitholder, you will recognize gain or loss on a sale of units in our offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The amount of your adjusted tax basis will vary depending upon your particular circumstances, but generally will equal your cash investment in your units, increased by your share of your partnership's income and gain and decreased by your share of your partnership's losses and distributions. The "amount realized" with respect to a unit sold will be a sum equal to the amount of cash received by you for the unit plus the amount of your partnership's liabilities that are allocable to the unit.

         You will be allocated a share of your partnership's taxable income or loss with respect to the units sold by you in accordance with the provisions of your partnership's limited partnership agreement concerning transfers of units. Such allocations and any cash distributed by your partnership to you or for your benefit will affect your adjusted tax basis in your units and, therefore, your taxable gain or loss upon a sale of units in our offer. In this regard, if you tender your units, you will be allocated a pro rata share of taxable income with respect to your units sold in our offer through the end of the calendar quarter in which the units are sold, but we will receive all future distributions made with respect to your units. See "Section 9. Certain Information Concerning Your Partnership."

         Based on the results of your partnership's operations through December 31, 2000, and without giving effect to your partnership's operations, transactions or distributions after that date, we estimate that, depending on your date of entry into your partnership, if you sell your units in our offer and you purchased your units in your partnership's original offering, you will realize a loss for federal income tax purposes of between ($2.06) per unit for units acquired in August 1986 and ($2.13) per unit for units acquired in April 1988. For purposes of the passive activity loss rules (discussed below), we estimate that 42% of such loss is allocable to your partnership's remaining mortgage loan assets. Based on your partnership's treatment of its interest income from the mortgage loan as non-passive activity income, such portion of your loss may be deductible by you in the year of sale free of the passive activity loss limitation (but subject to any other applicable limitations) even if you are unable to sell all of your units in our offer. We estimate that 58% of such loss is allocable to your partnership's real estate assets and, as such, would be subject to the passive activity loss limitation.

         Your taxable gain or loss (if any) on a sale of a unit in our offer generally will be treated as a capital gain or loss if you held the unit as a capital asset. Your capital gain or loss will be treated as long-term capital gain or loss assuming your holding period for the unit exceeds 12 months. Under current law, capital gains and losses of individuals and non-corporate taxpayers are taxed under tax rules different from the rules applicable to corporations. Long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum federal income tax rate of 20%; however, their gain attributable to straight-line depreciation deductions is taxed at a federal income tax rate of 25%. The maximum federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against their ordinary income. An individual's long-term capital losses in excess of his long-term capital gains can offset his short-term capital gains on which he would otherwise be subject to tax at the same federal income tax rates as his ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

         Under special tax rules applicable to "passive activity losses," if you are a non-corporate taxpayer or closely held corporation, you generally cannot use your losses from your partnership's passive activities to offset your non-passive activity income. We estimate that a portion (58%) of your loss on a sale of your units in our offer is allocable to your partnership's real estate assets and therefore is subject to passive activity loss limitation. However, if you sell all your units in our offer, then 100% of your loss on the sale could be deducted by you in the year of sale (subject to any other applicable limitations).

         In order to avoid liability for federal estimated tax penalties, an individual generally is required to make quarterly estimated tax payments on account of his annual tax liability. Penalties generally may be avoided by the individual's paying at least 90% of his taxes due for the current year or a percentage of his prior year's tax equal to 110% if the preceding tax year is 2000, 112% if the preceding tax year is 2001 and 110% if the preceding tax year is 2002 or thereafter. Accordingly, if you are an individual and you elect to pay estimated taxes for 2001 equal to 110% of your tax liability for 2000, you would be able to defer payment of taxes associated with a sale of your units until April, 2002, whereas if you elect to pay estimated taxes for 2001 equal to 90% of your estimated tax liability for 2001, you will have to make quarterly estimated tax payments on account of your tax liability on a sale of your units in 2001.

         In addition to federal income tax, you may be subject to state and local taxes on your gain (if any) on a sale of your units. You should consult with your own professional tax advisors concerning the state and local tax consequences of a sale of your units.

         Information Reporting, Backup Withholding. If you sell your units, you must report the sale by filing a statement with your federal income tax return for the year of sale. To prevent the possible application of back-up federal income tax withholding of 31% with respect to the payment of the purchase price, you will have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

         SECTION 7.  EFFECTS OF THE OFFER.

         LIMITATIONS ON RESALES. Under the partnership agreement, transfers of units which in the opinion of counsel to your partnership would cause a termination of your partnership for federal income tax purposes are not permitted. A termination may occur when 50% or more of the units are transferred in a twelve-month period. Depending upon the number of units tendered in our offer, sales of units on the secondary market for the twelve-month period following completion of our offer may be limited. The partnership will not process any requests for transfers of units during such twelve-month period which the general partners of your partnership believe may cause a tax termination. In determining the number of units subject to our offer, we took this restriction into account so as to permit historical levels of transfers to occur after consummation of our offer without violating this restriction.

         EFFECT ON TRADING MARKET. There is no established public trading market for the units and, therefore, a reduction in the number of limited partners should not materially further restrict your ability to find purchasers for your units through secondary market transactions.

         INFLUENCE ON LIMITED PARTNER VOTING DECISIONS BY US AND OUR AFFILIATES. We will have the right to vote each unit that we purchase in the offer. Depending on the number of units that we purchase in the offer, we and our affiliates could be in a position to influence or control the outcome of voting decisions with respect to your partnership. Accordingly, we and our affiliates could (i) prevent non-tendering limited partners from taking action they desire but that we and our affiliates oppose and (ii) take action desired by us and our affiliates but opposed by non-tendering limited partners. Under the partnership agreement, limited partners holding a majority of the units are entitled to take action with respect to a variety of matters, including: removing your general partners; dissolving your partnership; selling all or substantially all of your partnership's assets; effecting material changes in the investment objectives and policies of your partnership; and causing most types of amendments to the partnership agreement. When voting on matters, we and our affiliates will vote units owned and acquired by us, in our interest, which, because of our affiliation with your general partners, may also be in the interest of your general partners.

         The units are registered under the Exchange Act, which means, among other things, that your partnership is required to furnish certain information to its limited partners and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, limited partners. Our purchase of units under the offer will not result in the units becoming eligible for deregistration under Section 12(g) of the Exchange Act.

         SECTION 8. FUTURE PLANS. We are seeking to acquire units primarily for investment purposes and with a view to making a profit. We have no present intention or plan to make a series of successive and periodic offers in the future.

         We do not have any present plans or intentions with respect to an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership. However, we expect that consistent with its fiduciary obligations, the general partners of your partnership will review opportunities presented to them to engage in transactions which could benefit your partnership, with the objective of seeking to maximize returns to limited partners.

         SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP. Information included herein concerning your partnership is derived from your partnership's publicly-filed reports. Additional financial and other information concerning your partnership is contained in your partnership's annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The materials may also be reviewed through the Commission's Web site (http://www.sec.gov).

         Your partnership was organized on February 11, 1986 under the laws of the State of Delaware. Its principal executive offices are located at 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114. Its telephone number is (617) 570-4600. Your partnership was formed for the purpose of investing primarily in participating mortgage loans and, to a lesser extent, in land sale-leasebacks on improved, income-producing commercial real estate. Your general partners originally anticipated making mortgage loans and investing in land sale-leasebacks which would be satisfied or liquidated within ten to fifteen years after such investment.

         Presidio Capital Investment Company, LLC, the entity which is our sole member, and certain of its affiliates and affiliates of your general partners, have entered into a services agreement with AP-PCC III, L.P. pursuant to which AP-PCC III, L.P. was retained to provide asset management and investor relation services to your partnership and other entities affiliated with your partnership.

         As a result of this agreement, AP-PCC III, L.P. has the duty to direct the day to day affairs of your partnership, including, without limitation, reviewing and analyzing potential sale, financing or restructuring proposals regarding your partnership's assets, preparation of all partnership reports, maintaining partnership records and maintaining bank accounts of your partnership. AP-PCC III, L.P. is not permitted, however, without the consent of our affiliate Presidio Capital Corp., or as otherwise required under the terms of your partnership's agreement of limited partnership to, among other things, cause your partnership to sell or acquire an asset or file for bankruptcy.

         In order to facilitate the provision by AP-PCC III, L.P. of the asset management services and the investor relation services, effective October 25, 1999, the officers and directors of your managing general partner resigned and nominees of AP-PCC III, L.P. were elected as the officers and directors of your managing general partner. AP-PCC III, L.P. is an affiliate of Winthrop Financial Associates, a Boston based company that provides asset management services, investor relation services and property management services to over 150 limited partnerships which own commercial property and other assets.

         YOUR PARTNERSHIP'S CURRENT INVESTMENTS. Your partnership currently holds three mortgage loans and fee title to a shopping center and a retail store.

         The Mortgage Loans. The following table sets forth, as of March 31, 2001, the outstanding mortgage loan investments made by your partnership:

                                                          Mortgage loans as of March 31, 2001
                                --------------------------------------------------------------------------------
                                                 Original                                                Current
                                                 Mortgage         Carrying        Date     Maturity     Interest
                                   Sq. Ft.        Amount           Value         Funded      Date         Rate
                                -----------    -----------         ------      ---------   ---------    --------
   Shopping Center
   Lucky Supermarket
   Buena Park, California          47,000      $ 2,200,000      $ 2,222,054      5/88        5/05        10.0%(1)

   Hotel
   Crowne Plaza Hotel
   Cincinnati, Ohio(2)            200,000      $ 6,500,000      $ 6,336,745      10/97       10/01       12.0%

   Office Building
   Lionmark Corporate Ctr.
   Columbus, Ohio(3)               79,415      $ 4,000,000      $ 3,795,151      6/93        6/03         8.5%
                                               -----------      -----------
                                               $12,700,000      $12,353,950

     (1) In addition to fixed interest, your partnership is entitled to contingent interest in an amount equal to a percentage of the rent received by the borrower from the property securing the mortgage above a base amount, payable annually, and/or a percentage of the excess of the value of the property above a base amount, payable at maturity. In addition, your partnership has the right to call this loan in June 2001.

     (2) Maturity date was extended from October 2000 to October 2001. In connection with the extension, the interest rate was increased 1%, a fee of .5% of the principal balance was paid and the borrower placed a deed in escrow.

     (3) Borrower has informed your partnership that it will be satisfying the loan on or about the end of May, 2001.

         Real Property. As a result of the foreclosure on two of its mortgage loans, your partnership acquired fee simple title to the two properties described below.

         Garfinkel Property - On December 21, 1992, through a foreclosure auction, your partnership acquired fee simple title to the Garfinkel property by bidding $3,200,000, the amount of the mortgage indebtedness then owed to it. The Garfinkel property is located in Landover, Maryland and is part of a regional shopping center known as Landover Mall. The parcel of land comprises approximately 4.93 acres. The building is a two-story retail facility consisting of 93,384 rentable square feet of space. Since acquisition, this property has been vacant and your partnership has been marketing this property for sale and has been seeking a new tenant. To date, your partnership has been unable to sell or lease the property and the building remains vacant. At present, your partnership is negotiating with an unaffiliated third-party to sell the property for $550,000. The negotiations are in their early stages and no definitive agreement has been reached. It is expected that if an agreement can be negotiated, it will be contingent upon a number of factors including an environmental review of the property.

         The building contains asbestos-containing material and, on January 27, 1992, your partnership received $450,000 from the former property owner in exchange for a release of a personal guarantee which obligated the owner to reimburse your partnership for asbestos removal to a maximum of $500,000. Since June 1992, $8,396 was paid for remedial cleaning in connection with the asbestos removal and at December 31, 2000, the unexpended asbestos reserve aggregated $441,604. Your partnership does not presently plan to commence removal of the asbestos until a purchaser or tenant for the property is identified.

         Groton Property. On December 9, 1993, through a foreclosure auction, your partnership acquired fee simple title to the Groton Shopping Center property. The shopping center is located in Groton, Connecticut. The parcel of land comprises approximately 17 acres. The property is a neighborhood strip shopping center containing a gross leasable area of approximately 119,000 square feet. In addition, the strip center has a parking area for approximately 450 automobiles. As of March 1, 2000 and 2001, the occupancy rate at the Groton Shopping Center was approximately 80% and 60.25%, respectively, and the average rental rates were $7.82 and $9.85 per square foot, respectively. The foregoing information reflects the TJ Maxx lease referred to below. A&P, the former anchor tenant at the center, ceased operating at the center but was required to continue paying rent pursuant to its lease which was scheduled to expire on January 31, 2002. In December 2000, A&P paid your partnership $292,078 in exchange for a release from its lease obligations.

         Your partnership recently leased approximately 30,000 square feet of the space vacated by A&P, representing approximately 57% of the space vacated by A&P, to TJ Maxx. The anticipated commencement date of the lease is June 1, 2001. The lease has a term of 10 years with three-five year renewal options and requires minimum rent of $9.00 per square foot with percentage rent equal to 2% of gross sales over $8,000,000 in the first five years and 2% of gross sales over $8,500,000 in the second five years. The Groton property competes with other shopping centers in the area.

SELECTED FINANCIAL DATA.

         The following is a summary of certain financial data for your partnership for the periods indicated. The summary financial information for your partnership for the years ended 2000, 1999 and 1998 is based on audited financial statements and the information for your partnership for the three months ended March 31, 2001 and 2000 is unaudited.

                                                             SELECTED FINANCIAL DATA

                                               FISCAL YEAR ENDED DECEMBER 31,                THREE MONTHS ENDED MARCH 31.
                                            2000            1999            1998                 2001            2000
                                            ----            ----            ----                 ----            ----
Mortgage loans interest income          $ 1,302,996     $ 1,297,087     $ 10,583,585           $ 334,933      $ 218,260
Operating income-real estate                981,274         978,171          982,971             223,348        268,024
Total revenues                            2,649,101       2,553,247       12,102,703             612,074        650,731
Total costs and expenses                  1,270,130       3,702,508        1,763,233             293,432        306,693
Net income (loss)                         1,378,971      (1,149,261)      10,339,470             318,642        344,038
Net income (loss) per unit
   (5,690,843 units outstanding)                .24            (.20)            1.80                 .06            .06

                                                    AS OF DECEMBER 31                             AS OF MARCH 31,
                                          2000            1999             1998                 2001            2000
                                          ----            ----             ----                 ----            ----
Balance Sheet Data:
   Total Assets                         $21,393,168      $22,158,221    $ 23,786,400         $21,571,581    $21,393,168
   Total Liabilities                        599,575          271,537         750,455             459,346        599,575
   Partners Equity - (5,690,843
    units outstanding)                   20,793,593       21,886,684      23,035,945          21,112,235     20,793,593

Statements of Cash Flow Data:
   Cash and cash equivalents             $4,226,731       $4,801,986      $3,427,496         $ 4,361,081     $5,238,671
   Net cash provided by
    operating activities                  1,796,011        1,341,311       9,749,850             263,971        417,090

REAL ESTATE AND ACCUMULATED DEPRECIATION.

         Set forth below is a table showing the gross carrying value and accumulated depreciation and federal tax basis, as of December 31, 2000, of your partnership's real properties:

                              Gross Carrying      Accumulated                                      Federal
Property                           Value          Depreciation         Rate          Method       Tax Basis
--------                           -----          ------------         ----          ------       ---------
Garfinkel Property              $3,284,403          $669,941       31.5-39 yrs.       S/L        $2,614,462
Groton Property                 $7,290,251          $935,699          39 yrs.         S/L        $6,354,552

         SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES. Your general partners have certain conflicts of interest with respect to the offer as set forth below.

         VOTING BY US AND OUR AFFILIATES. As a result of the offer, we and our affiliates may be in a position to influence the outcome of partnership decisions on which limited partners may vote. This means that (i) non-tendering limited partners could be prevented from taking action they desire but that we and our affiliates oppose and (ii) we and our affiliates may be able to take action desired by us and our affiliates but opposed by non-tendering limited partners. (See "Section 7. Effects of the Offer".)

         TRANSACTIONS WITH AFFILIATES. Under the partnership agreement, your administrative general partner is entitled to receive a management fee equal to 1.75% per annum of the average month-end net asset value of your partnership. For the years ended December 31, 2000, 1999 and 1998, your administrative general partner earned $437,282, $412,757 and $604,275, respectively, for its management services. In addition, your investment general partner is entitled to receive a mortgage servicing fee of 1/4 of 1% per annum of the principal balances loaned. During the years ended December 31, 2000, 1999 and 1998, your investment general partner earned $31,030, $31,170 and $47,144, respectively, in mortgage servicing fees.

         Effective February 1, 2000, property management services at your partnership's Garfinkel and Groton properties are performed by Kestrel Management, L.P., an affiliate of AP-PCC III, L.P. Kestrel earned management fees of $26,687 for the year ended December 31, 2000.

         Your general partners are allocated 1% of your partnership's net income, loss and cash flow.

         SECTION 11. CERTAIN INFORMATION CONCERNING US. We are Bighorn Associates II LLC, a Delaware limited liability company formed for the purpose of acquiring units of limited partnership interest in your partnership and other limited partnerships in which our affiliates are the general partners. We are wholly-owned by Presidio Capital Investment Company LLC, a Delaware limited liability company controlled by NorthStar Capital Investment Corp., a Maryland corporation. Our principal executive office is at 527 Madison Avenue, New York, New York 10022.

         The names, positions and business addresses of the directors and executive officers of NorthStar Capital Investment Corp., as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Schedule 1 attached hereto and are incorporated herein by reference.

         Except as otherwise set forth herein, (i) neither we, Presidio Capital Corp., Presidio Capital Investment Company, LLC, NorthStar Capital Investment Corp. (collectively, the "Presidio Entities") to the best of our knowledge, the persons listed on Schedule 1, nor any affiliate of the foregoing beneficially owns or has a right to acquire any units, (ii) neither we, any Presidio Entity, to the best of our knowledge, the persons listed on Schedule 1, nor any affiliate thereof or director, executive officer or subsidiary of us or the Presidio Entities. has effected any transaction in the units within the past 60 days other than for the acquisition of 225 units at a purchase price of $2.70 per unit effective April 1, 2001, (iii) neither we, any Presidio Entity, to the best of our knowledge, any of the persons listed on Schedule 1, nor any director or executive officer of us or the Presidio Entities, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between us, any Presidio Entity, or, to the best of our knowledge, the persons listed on Schedule 1, on the one hand, and your partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between us, any Presidio Entity, or, to the best of our knowledge, the persons listed on Schedule 1, on the one hand, and your Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         SECTION 12. SOURCE OF FUNDS. We expect that approximately $5,320,000, exclusive of fees and expenses, will be required to purchase all of the 1,900,000 units we are seeking in this offer. We plan to obtain the funds necessary to consummate the offer, including fees and expenses, from capital contributions directly or indirectly from Presidio Capital Investment Company, LLC, which has a net worth substantially greater than the amount required to purchase the units. (See "Section 11. Certain Information Concerning Us".)

         SECTION 13.  BACKGROUND OF THE OFFER.

         ESTABLISHMENT OF PURCHASE PRICE. We are offering to purchase units which are a relatively illiquid investment and which do not presently ___ generate current income. We are not offering to purchase your partnership's underlying assets. Consequently, we do not believe that the underlying asset value of your partnership is determinative in arriving at the purchase price. Nevertheless, as set forth below, we have determined an estimated liquidation value for your partnership.

         With respect to your partnership's Groton property, we utilized an income capitalization methodology to determine a liquidation value for the properties. This method involves applying a capitalization rate to the property's net operating income (revenues less operating expenses). A capitalization rate is a percentage (rate of return) commonly applied by purchasers of properties to net operating income to determine the value of income producing real property. We applied a 12% capitalization rate to the budgeted net operating income of the Groton property for the twelve months ending December 31, 2001. We used a 12% capitalization rate as a result of the continued absence of an anchor tenant and the difficulties in leasing ancillary space resulting therefrom. We then deducted from the resulting amount estimated costs of selling the Groton property (4% of gross property value) and a capital reserve of $1,585,905 which is the estimated capital expenditures required at the Groton property to achieve the budgeted net operating income. Using this methodology, we derived a value for the Groton property of $4,998,407. Due to your partnership's inability to sell or lease-up the Garfinkel property for the past eight years, as well as the environmental situation at the property, we have attributed no value to the Garfinkel property. You should know that your partnership is currently negotiating with an unaffiliated third party to sell the Garfinkel property for $550,000. However, negotiations are in their early stages and you cannot assume that a definitive agreement will be reached or the that the property will be sold.

         To determine the estimated liquidation value of your partnership, we added to the value we attributed to your partnership's properties, the contractual balance (or 90% of the contractual balance in the case of the Lucky Supermarket and Crowne Plaza mortgages) on your partnership's mortgage investments and the net unencumbered cash of your partnership at March 31, 2001, which net amount equaled $4,361,081. We valued the Lucky Supermarket and Crowne Plaza mortgages at 90% of their contractual balances because these mortgages mature in the future and, we believe, that any sale of these mortgages would have to be made at a discount from the contractual balance. We then deducted $200,000 as the estimated cost of liquidating your partnership.

The resulting estimated liquidation value of your partnership is $20,940,778, or approximately $3.64 per unit (based upon the percentage of proceeds to which limited partners are entitled). The following chart summarizes our determination of the estimated liquidation value of your partnership.

          Estimated Value of Mortgage Investment                   $11,781,290
          Estimated Value of Groton Property
               2001 Budgeted Net Operating Income       $823,039
               Capitalization Rate                           12%
               Gross Property Value                   $6,858,658
               Less: Closing Costs                     ($274,346)
                    Capital Reserves                 ($1,585,905)
                                                     -----------
          Net Groton Property Value                   $4,998,407
          Net Garfinkel Property Value                $        0
          Net Property Value                                        $4,998,407
          Current Unencumbered Cash Reserves                        $4,361,081
          Liquidation Costs                                          ($200,000)
          Estimated Net Asset Value                                $20,940,778
          Estimated Net Asset Value per Unit                             $3.64

         We believe that the above methodology is an appropriate method for determining the liquidation value of your partnership. The utilization of different valuation methods, capitalization rates or assumptions also could be appropriate. In this regard, you should be aware that the use of a lower capitalization rate for the Groton property would result in a higher value. Furthermore, you should understand that other appropriate valuation methods could yield a higher value.

         The purchase price represents the price at which we are willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the offer price and no representation is made by us, or the general partner of your partnership as to the fairness of our offer. We did not, nor did the general partners of your partnership, attempt to obtain a current independent valuation or appraisal of your partnership's assets You are urged to consider carefully all of the information contained herein and consult with your own advisors, tax, financial or otherwise, in evaluating the terms of our offer before deciding whether to tender your units.

         Secondary market sales activity for the units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by Chicago Partnership Board, Inc., which publishes sell offers by holders of units) are the only means available to a limited partner to liquidate an investment in units because the units are not listed or traded on any exchange or quoted on any NASDAQ list or system. According to Partnership Spectrum, an independent third party industry publication, between January 1, 2000 and December 31, 2000, there were 99 reported trades in the secondary market (for a total of 89,986.9 units) which were made at between a high of $2.78 per unit and a low of $1.50 per unit, with a weighted average price of $2.41 per unit. These prices do not take into account commissions and other transactional costs which sellers of units may be required to pay (which typically range between 8% and 10% of the reported selling price). Partnership Spectrum compiles its secondary trading data from information provided by several firms involved in the secondary market for limited partnership units, including the American Partnership Board.

         PARTNERSHIP MAKES NO RECOMMENDATION. Your partnership is making no recommendation as to whether limited partners should tender their units.

         SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of our offer, we shall not be required to accept for payment or to pay for any units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by our offer shall not have been filed, occurred or been obtained. We shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend our offer as to such units if, at any time on or after the date of our offer and before the acceptance of such units for payment or the payment therefore, any of the conditions listed below exist. However, the conditions listed below must satisfied or waived prior to the expiration date of our offer and we will exercise a standard of reasonableness in determining whether such conditions have been satisfied.

              (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of our offer or the acceptance for payment of or payment for any units by us, (ii) imposes or confirms limitations on our ability to effectively exercise full rights of ownership of any units, including, without limitation, the right to vote any units acquired by us in our offer or otherwise on all matters properly presented to your partnership's limited partners, (iii) requires divestiture by us of any units, (iv) causes any material diminution of the benefits to be derived by us as a result of the transactions contemplated by our offer, or (v) might materially adversely affect our or your partnership's business, properties, assets, liabilities, financial condition, operations, results of operations or prospects ;

              (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to our offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

              (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of your partnership, which, in our reasonable judgment, is or may be materially adverse to your partnership, or we shall have become aware of any fact that, in our reasonable judgment, does or may have a material adverse effect on the value of the units;

              (d) there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any units in our offer, or otherwise directly or indirectly relating to our offer, or otherwise, in our reasonable judgment, adversely affecting us or your partnership;

              (e) your partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding units, (iii) refinanced any of your partnership's properties, other than in the ordinary course of your partnership's business and consistent with the past practice,
(iv) declared or paid any distribution, other than in cash and consistent with past practice, on any of its partnership interests, or (v) your partnership or the general partner of your partnership shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business and consistent with past practice; or

              (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of our offer, a material acceleration or worsening thereof.

         SECTION 15.  CERTAIN LEGAL MATTERS.

         GENERAL. Except as set forth in this Section 15, we are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of units by us in our offer. Should any such approval or other action be required, it is our present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of units tendered in our offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate our offer without purchasing units hereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

         ANTITRUST. We do not believe that the Hart-Scott-Rodeo Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

         MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly such regulations are not applicable to our offer.

         STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. Although we have not attempted to comply with any state anti-takeover statutes in connection with our offer, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to our offer and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to our offer, we might be unable to accept for payment or purchase units tendered in our offer or be delayed in continuing or consummating our offer. In such case, we may not be obligated to accept for purchase or pay for any units tendered.

         SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in our offer. We have retained American Stock Transfer to act as Information Agent/Depositary in connection with our offer. We will pay American Stock Transfer reasonable and customary compensation for its respective services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will also pay all costs and expenses of printing and mailing our offer and its legal fees and expenses. You will not be required to pay any fees or commissions to us in connection with a tender. However, you will be responsible for the payment of any fees charged by your broker for assisting you in tendering your units or any fee charged by a custodian or other trustee of an Individual Retirement Account or profit sharing plan that is the record owner of your units. Although we do not know the fees charged by these brokers and trustees, we believe that such fees are typically $24 to $50 per transaction.

         SECTION 17. MISCELLANEOUS. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of our offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, our offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of units residing in such jurisdiction.

         No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

         We have filed with the Commission a Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule

TO and any amendments thereto, including exhibits, may be inspected and copies maybe obtained at the same places and in the same manner as set forth in Section 9 hereof, except that they will not be available at the regional offices of the Commission.

                                                BIGHORN ASSOCIATES II LLC

May 25, 2001

                                   SCHEDULE 1

               INFORMATION WITH RESPECT TO THE EXECUTIVE OFFICERS
               AND DIRECTORS OF NORTHSTAR CAPITAL INVESTMENT CORP.

         Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each director and executive officer of NorthStar Capital Investment Corp. Each person listed below is a citizen of the United States.

                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                      MATERIAL OCCUPATION, POSITION, OFFICE
                      OR EMPLOYMENT FOR THE PAST FIVE YEARS

         Peter W. Ahl, 34, has been a Vice President of NorthStar Capital Investment Corp. since November 1997. For the previous five years he was a director in the Alternate Investment Group of AEW Capital Management, L.P. Mr. Ahl's current business address is 527 Madison Avenue, New York, New York 10022.

         Martin L. Edelman, 58, has been a director of NorthStar Capital Investment Corp. since November 1997. Since 1994, Mr. Edelman has been of counsel to Battle Fowler LLP, a New York City law firm specializing in real estate and corporate law. Mr. Edelman is one of the Managing Partners of Chartwell Hotel Associates (an affiliate of Fisher Brothers, the Getty family and Soros family interests), and is on the Board of Directors and Executive Committee of Grupo Chartwell de Mexico, S.A. de C.V. Mr. Edelman is a member of the Board of Directors of each of Avis Rent-a-Car, Inc. Cendant Incorporated, Delancey Estates PLC., Acadia Real Estate Trust, and Capital Trust. Mr. Edelman's current business address is 75 East 55th Street, New York, New York 10022.

         Richard Georgi, 36, has been a director of NorthStar Capital Investment Corp. since June 1999. Currently, Mr. Georgi is a Managing Partner of Soros Real Estate Partnership and is responsible for the Soros group of funds (including Quantum Realty Fund) global real estate investments. Prior to joining SREP in 1999, Mr. Georgi spent nine years with Goldman Sachs & Co. in real estate related businesses, including responsibility for the Real Estate Principal Area and the Whitehall Real Estate Funds in Europe from 1995 to 1999. Mr. Georgi is a board member of Europlex, Mapeley and MedGroup. Mr. Georgi's current business address is 20 St. James Street, London SW2A 1ES.

         Marc Gordon, 35, has been a Vice President and Assistant Secretary of NorthStar Capital Investment Corp. since November 1997. From 1993 to 1997, Mr. Gordon was Vice President in the real estate investment banking group at Merrill Lynch. Mr. Gordon's current business address is 527 Madison Avenue, New York, New York 10022.

         David Hamamoto, 40, has been a Co-Chairman of the Board, Co-President and Co-Chief Executive of NorthStar Capital Investment Corp. since November 1997. Previously he was a partner and co-head of the Real Estate Principal Investment Area at Goldman, Sachs & Co. Mr. Hamamoto's current business address is 527 Madison Avenue, New York, New York 10022.

         Christopher M. Jeffries, 49, has been a director of NorthStar Capital Investment Corp. since May 1998. Mr. Jeffries founded Millennium Partners in 1990, a developer of mixed-use urban entertainment and living centers. Mr. Jeffries' current business address is 1995 Broadway, New York, New York 10023.

         David King, 37, has been a Vice President and Assistant Treasurer of NorthStar Capital Investment Corp. since November 1997. He is also a Vice President of your general partners. For more than the previous five years he was a Senior Vice President of Finance at Olympia & York Companies (USA). Mr. King's current business address is 527 Madison Avenue, New York, New York 10022.

         Martin Lamb, 38, has been a Vice President of NorthStar Capital Investment Corp. since April 1998. From 1996 until 1998 he was a Senior Vice President with The Morgan Stanley Real Estate Fund. Prior to that, he served as Vice President at The Argo Fund, an opportunistic real estate joint venture between affiliates of J.P. Morgan and The O'Connor Group. Mr. Lamb's current business address is 527 Madison Avenue, New York, New York 10022.

         Dallas E. Lucas, 37, has been a director, Vice President, Treasurer and Chief Financial Officer of NorthStar Capital Investment Corp. since August 1998. He is also a Vice President of your general partners. From 1994 until August 1998 he was the Chief Financial Officer and Senior Vice President of Crescent Real Estate Equities Company. Mr. Lucas' current business address is 527 Madison Avenue, New York, New York 10022.

         Richard J. McCready, 41, has been a Vice President and Secretary of NorthStar Capital Investment Corp. since March 1998. Previously, he was President, Chief Operating Officer and a director of First Winthrop Corporation. Mr. McCready's current business address is 527 Madison Avenue, New York, New York 10022.

         W. Edward Scheetz, 34, has been a Co-Chairman of the Board, Co-President and Co-Chief Executive Officer of NorthStar Capital Investment Corp. since November 1997. Previously he was a partner at Apollo Real Estate Advisors L.P. since 1993. Mr. Scheetz' current business address is 527 Madison Avenue, New York, New York 10022.

         Robert Soros has been a director of NorthStar Capital Investment Corp. since June 1999. Mr. Soros is a partner at Soros Private Equity Partners, an affiliate of Soros Fund Management LLC, which is responsible for the private equity and real estate investing for Quantum Group of Funds and Soros Fund Management Fund LLC. In addition, Mr. Soros oversees various Soros Family investments. Mr. Soros has been with Soros Fund Management LLC since 1994. Mr. Soros is a member of the Board of Directors of American Malls International and MenuDirect Corporation. Mr. Soros' current business address is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

              VIA U.S. MAIL:           American Stock Transfer
                                       59 Maiden Lane
                                       New York, NY  10038
                                       Attn: Reorg. Department - RAM 2

              VIA OVERNIGHT COURIER    American Stock Transfer &
                                       Trust Company
                                       6201 15th Avenue
                                       Brooklyn, New York  11219
                                       Attn: Reorg. Department - RAM 2


              VIA FACSIMILE:           (718) 234-5001


              FOR INFORMATION CALL:    (888) 448-5554

         IF YOU HAVE ANY QUESTIONS OR IF YOU NEED ASSISTANCE IN COMPLETION OF THE LETTER OF TRANSMITTAL, YOU MAY CONTACT US BY CALLING: (888) 448-5554